July 12, 2011
VIA EDGAR AND FAX
John Dana Brown
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. — Mail Stop 3561
Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed June 15, 2011 File No. 333-174004
Dear Mr. Brown:
          Cambium Learning Group, Inc. (the “Company”), is providing the following responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the comment letter dated June 29, 2011 (the “Comment Letter”).
          For your convenience, the Staff’s comments have been retyped in italics below and are followed by the Company’s responses.
General
1.	We note your response to our prior comment three. Please revise signature pages S-3 and S-4 to have the second half of each page signed by someone with the indicated capacity of either principal accounting officer or controller.
          In the Amendment, the Company has amended the signature pages S-3 and S-4 to include the controller and principal accounting officer.

          As requested in the Comment Letter, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
         If you should have any questions concerning the enclosed matters, please do not hesitate to contact the undersigned at 214-932-3208.
Very truly yours,

/s/ Bradley C. Almond
Bradley C. Almond,
Senior Vice President and Chief Financial Officer

cc:	Lowenstein Sandler PC